Supplementing the Preliminary Prospectus Supplement dated May 21, 2014 (To Prospectus dated December 14, 2011)	Filed Pursuant to Rule 433 Registration No. 333-178505 May 21, 2014

ACE INA Holdings Inc.

$700,000,000 3.35% Senior Notes due 2024

Fully and Unconditionally Guaranteed by

ACE Limited

Pricing Term Sheet

May 21, 2014

Issuer:	ACE INA Holdings Inc.

Guarantor:	ACE Limited

Ratings (Moody’s / S&P / Fitch):*	A3 (stable) /A+ (stable) /A+ (stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	May 21, 2014

Settlement Date:	May 27, 2014 (T+3)

Maturity Date:	May 15, 2024

Principal Amount:	$700,000,000

Public Offering Price:	99.850%

Coupon (Interest Rate):	3.35% per year

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2014

Benchmark Treasury:	UST 2.500% due May 15, 2024

Benchmark Treasury Price / Yield:	99-18+ / 2.548%

Spread to Benchmark Treasury:	+82 bps

Yield to Maturity:	3.368%

Make-Whole Call (Optional Redemption):	T + 15 bps

CUSIP / ISIN:	00440EAR8 / US00440EAR80

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC ANZ Securities, Inc. Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Junior Co-Managers:	BNY Mellon Capital Markets, LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.